January 28, 2009

Mr. John A. Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Spitz:

I am writing in response to your comment letter (file number 000-13396) dated December 30, 2008. Thank you for the verbal 10 business day extension that was granted. The purpose of this correspondence is to request an additional 15 business days to complete our response, as described in the following paragraph.

Comment number two requests that we provide the unrealized loss for each structured trust preferred security (“TRuP”) as of December 31, 2007 and for each subsequent quarterly period up to December 31, 2008. As of the date of this letter, management has not fully completed its 2008 year-end assessment of TRuPs for other-than-temporary impairment and their related valuations under FASB Statement No. 157. We anticipate that these analyses and valuations will be completed soon, at which time we will finalize our response to your comment letter. Our response is expected to be completed no later than Friday, February 20, 2009.

Please contact me if you have any questions concerning this request.

Sincerely,

/s/ Charles R. Guarino
Charles R. Guarino, CPA
Treasurer and Principal Financial Officer
CNB Financial Corporation